For Immediate Release

                                              EASTMAN CHEMICAL COMPANY CONTACTS:
                                                   Media: Nancy K. Ledford
                                                          423.229-5264
                                                   Investors: MaryAnn Arico
                                                          423.229-8692


                         EASTMAN SUCCESSFULLY COMPLETES

                  TENDER OFFER FOR McWHORTER TECHNOLOGIES, INC.

KINGSPORT, TENN.--July 11, 2000--Eastman Chemical Company (NYSE: EMN) announced today that it has successfully completed its cash tender offer to purchase outstanding shares of common stock of McWhorter Technologies, Inc. (NYSE: MWT) at a price of $19.70 per share. The offer expired, as scheduled, at 12:00 midnight, New York City time, on Monday, July 10, 2000.

As of the expiration of the offer, based on a preliminary count from the depositary for the offer, approximately 9,376,422 shares of McWhorter common stock were tendered pursuant to the tender offer. All such shares have been accepted for payment. After giving effect to the purchase of the shares tendered, Eastman will beneficially own approximately 94.229% of the outstanding McWhorter shares.

Eastman and McWhorter now expect to complete a merger pursuant to which McWhorter will become a wholly owned subsidiary of Eastman and all remaining McWhorter stockholders (other than Eastman and its subsidiaries) will have the right to receive the same $19.70 per share in cash payable pursuant to the tender offer.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 15,000 people in more than 30 countries and had 1999 sales of US$4.6 billion.

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